UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Biodesix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09075X108
(CUSIP Number)

John Patience
c/o Biodesix, Inc.
2970 Wilderness Place, Suite 100
Boulder, Colorado 80301
(520) 365-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
John Patience

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
471,528 (1)

	8	SHARED VOTING POWER
6,681,769

	9	SOLE DISPOSITIVE POWER
471,528 (1)

	10	SHARED DISPOSITIVE POWER
6,681,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,153,297 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 133,602 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.
2.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus 133,602 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
John Patience Living Trust dated 7/23/1993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,550,483

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,550,483

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,550,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 8 Pages

Explanatory Note: The Reporting Person previously reported his beneficial ownership of the Shares (as defined herein) on a Schedule 13G, filed most recently on January 10, 2022, pursuant to the provisions of Rule 13d-1(d) under the Act. This Statement on Schedule 13D is being filed because, effective November 21, 2022, the Reporting Person no longer qualifies to file on Schedule 13G pursuant to Rule 13d-1(d), as a result of the Reporting Person’s acquisitions over the preceding twelve month period exceeding 2% of the Shares outstanding.  As such, the Reporting Person is filing this Schedule 13D pursuant to Rule 13d-1(a) under the Act.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	John Patience (“Mr. Patience”), and
ii.	John Patience Living Trust dated 7/23/1993 (the “Trust”).

Mr. Patience is a United States citizen, and is a private investor and the Chairman of the Issuer’s board of directors (the “Board”). The Trust is organized under the laws of the State of Illinois, and is a living trust established by Mr. Patience, who serves as sole trustee to the Trust. The Reporting Persons’ principal address is c/o Biodesix, Inc. 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to, in connection with, and subsequent to the Issuer’s initial public offering (the “IPO”), Mr. Patience, directly and indirectly through the Trust, Patience Enterprises LP, of which Mr. Patience is the sole general partner, and his spouse, participated in privately-negotiated transactions, equity financings and equity award grants involving Issuer securities, as described below. The following numbers reflect the 0.1684664-for-1 reverse stock split effected on the Shares on October 19, 2020.

Prior to the IPO, Patience Enterprises LP and the Trust acquired, in a series of transactions, an aggregate of 25,710,430 of the Issuer’s shares of the Issuer’s Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, (collectively, the "Preferred Stock") for an aggregate purchase price of approximately $50,153,002: Patience Enterprises LP acquired 10,858,953 shares of Preferred Stock and the Trust acquired 14,851,477 shares of Preferred Stock. Each of these shares of Preferred Stock converted into a Share at a conversion rate of 0.1684664 at the closing of the IPO for no additional consideration, for an aggregate 4,331,342 Shares: Patience Enterprises LP acquired 1,829,368 Shares and the Trust acquired 2,501,974 Shares.

Prior to the IPO, the Trust acquired 1,250,000 shares of the Issuer’s Series B-1 Preferred Stock for an aggregate purchase price of $4,000,000. Each of these shares of Series B-1 Preferred Stock converted into a Share at a conversion rate of 0.1684664 at the closing of the IPO for no additional consideration, for an aggregate 245,041 Shares.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 8 Pages

Prior to the IPO, Patience Enterprises LP and the Trust acquired, in a series of transactions, an aggregate of $2,050,000 principal of the Issuer’s 3% Convertible Debt, due June 30, 2021: Patience Enterprises LP acquired $1,150,000 principal and the Trust acquired $900,000 principal. The 3% Convertible Debt paid interest at 3% per annum.  Upon closing of the IPO, the outstanding principal and unpaid accrued interest on the Reporting Persons’ 3% Convertible Debt automatically converted into an aggregate 146,016 Shares at a conversion price of $14.40, or 80% of the $18 IPO price per Share: Patience Enterprises LP acquired 81,600 Shares, and the Trust acquired 64,416 Shares.

Prior to the IPO, while serving in his capacity as a director (including, starting in September 2020, Chairman) of the Issuer, Mr. Patience was awarded for no additional consideration two stock options. One option, granted in 2019, represented the right to acquire 35,157 Shares at an exercise price of $6.83 per Share, which Mr. Patience exercised in full on December 7, 2020. The other option, granted in 2020, represented the right to acquire 35,157 Shares at an exercise price of $6.83 per Share, which Mr. Patience exercised in part for 23,440 Shares on December 7, 2020; the remaining 11,717 Shares underlying the option are fully vested.

In connection with the closing of the IPO on October 30, 2020, Mr. Patience’s spouse purchased 30,000 Shares at the IPO price of $18 per Share.

On June 29, 2021, Mr. Patience was awarded for no additional consideration a stock option representing the right to acquire 34,385 Shares at an exercise price of $13.72 per Share, which vested in full on March 31, 2022.

On August 17, 2021, Patience Enterprises LP purchased 1,604 Shares in the open market, through a broker, in multiple transactions at prices ranging from $6.94 to $7.25, inclusive, with a weighted average price of $7.1174 per Share. On August 19, 2021, Patience Enterprises LP purchased 8,396 Shares in the open market, through a broker, in multiple transactions at prices ranging from $7.80 to $8.325, inclusive, with a weighted average price of $8.0383 per Share. On November 18, 2021, Patience Enterprises LP purchased 9,497 Shares in the open market, through a broker, in multiple transactions at prices ranging from $6.14 to $6.50, inclusive, with a weighted average price of $6.3409 per Share. On November 23, 2021, Patience Enterprises LP purchased 10,000 Shares in the open market, through a broker, in multiple transactions at prices ranging from $5.74 to $6.38, inclusive, with a weighted average price of $6.1753 per Share.

On December 30, 2021, Patience Enterprises LP purchased 137,931 Shares and Mr. Patience’s spouse purchased 22,988 Shares, each at a price of $4.35 per Share, directly from the Issuer in a registered at-the-market offering.

On April 7, 2022, Mr. Patience entered into a subscription agreement with the Issuer, pursuant to which Mr. Patience agreed to purchase 279,329 Shares at a price of $1.79 per Share.

On May 24, 2022, Mr. Patience was awarded for no additional consideration 83,333 restricted stock units (“RSUs”), each one of which represents a contingent right to receive one Share, and which vest in full on March 31, 2023, generally subject to Mr. Patience’s continued service with the Issuer.  The Compensation Committee of the Board also approved a grant to Mr. Patience, effective January 1, 2023, of an additional 62,500 RSUs that will also vest in full on March 31, 2023, generally subject to Mr. Patience’s continued service with the Issuer. In the event Mr. Patience’s continued service on the Board terminates other than for cause, these RSUs will vest on a prorated basis based on the number of full months of service Mr. Patience completed during the applicable vesting period.  Accordingly, within 60 days of the date of this filing, a total of 87,500 of these RSUs would vest on a prorated basis if Mr. Patience’s continued service were to terminate other than for cause; the remaining 58,333 RSUs that would not vest within 60 days of the date of this filing have been omitted from Mr. Patience’s beneficial ownership as reported herein.

On November 21, 2022, the Trust purchased 1,739,130 Shares, at a price of $1.15 per Share, in a registered underwritten follow-on offering by the Issuer.

The Shares reported herein were acquired using personal funds of Mr. Patience and his spouse.

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 8 Pages

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons hold their securities of the Issuer for investment purposes in the ordinary course of their business of investing in securities for their own accounts.  Mr. Patience has served as a director of the Issuer since June 2008, and Chairman of the Board since September 2020.  In such capacity, Mr. Patience may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law: (i) acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, Mr. Patience may be deemed to beneficially own, in the aggregate, 7,153,297 Shares, which represents approximately 9.3% of the Shares outstanding.

Mr. Patience’s beneficial ownership consists of (1) 337,926 Shares held directly by Mr. Patience, (2) 46,102 Shares that Mr. Patience has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (3) 87,500 Shares that Mr. Patience has the right to acquire upon vesting of RSUs within 60 days of the date of this filing, (4) 4,550,483 held by the Trust, representing approximately 5.9% of the Shares outstanding, (5) 2,078,298 Shares held by Patience Enterprises LP, and (6) 52,988 Shares held by Mr. Patience’s spouse.  Mr. Patience’s beneficial ownership excludes, for purposes of this Schedule 13D filing, the 58,333 RSUs that would not vest within 60 days of the date of this filing.

The foregoing beneficial ownership percentages are based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus, for purposes of calculating Mr. Patience’s beneficial ownership percentage, 133,602 Shares that Mr. Patience has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Patience shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 4,550,483 Shares beneficially owned by the Trust.

(c) The response to Item 3 is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the Shares have been effected by the Reporting Person within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

CUSIP No: 09075X108	SCHEDULE 13D	Page 7 of 8 Pages

On October 10, 2018, Mr. Patience and other investors entered into an Eleventh Amended and Restated Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). Under the Investor Rights Agreement, parties to the Investor Rights Agreement, including Mr. Patience, are entitled to certain rights with respect to the registration under the Securities Act of the Shares they received upon conversion of the Issuer’s Preferred Stock (the “Registrable Securities”), including (i) demand registration rights upon a written request from the holders of a majority of the Registrable Securities, (ii) piggyback registration rights, and (iii) for holders of at least 10% of the Registrable Securities, Form S-3 registration rights. These registration rights terminate on October 30, 2025 (the date five years following the closing of the IPO).

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of December 1, 2022, by and among John Patience and John Patience Living Trust dated 7/23/1993

Exhibit 2
Eleventh Amended and Restated Investor Rights Agreement, by and among Biodesix, Inc. and the investors listed on Exhibit A thereto, dated October 10, 2018 (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-1 filed by the Issuer with the SEC on October 2, 2020)

CUSIP No: 09075X108	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Patience

/s/ John Patience

John Patience Living Trust dated 7/23/1993

/s/ John Patience
Name: John Patience
Title: Trustee

December 1, 2022
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).